November 12, 2021

VIA EDGAR

Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kidpik Corp.
Request for Withdrawal of Post-Effective Amendment No. 1 to
Registration Statement on Form S-1 (File No. 333-260101) filed on
November 12, 2021 (Accession No. 0001493152-21-027918)

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Securities Act”), Kidpik Corp. (the “Company”), hereby requests the withdrawal of Post-Effective Amendment No. 1 (“Post-Effective Amendment No. 1”) to the Registration Statement on Form S-1 (File No. 333-260101) (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on November 12, 2021. Post-Effective Amendment No. 1 was inadvertently filed under the incorrect form type in the Commission’s Electronic Data Gathering and Retrieval system and is currently reflected as a post-effective amendment filed to provide updated prospectus information (POS AM) instead of a post-effective amendment filed solely to add exhibits to a registration statement (POS EX) pursuant to Rule 462(d) under the Securities Act as was stated on the face of the filing. The Company wishes to withdraw Post-Effective Amendment No. 1 to correct this error. The Company intends to file a revised Post-Effective Amendment No. 1 (POS EX) solely to rectify the EDGAR filing error specified above.

The original Registration Statement on Form S-1 (File No. 333-260101) filed with the Commission on October 6, 2021, and declared effective by the Commission on November 10, 2021, should remain in place and is not subject to this withdrawal request.

Please contact our counsel, David M. Loev of The Loev Law Firm, PC, at (832) 930-6432 if you have any questions.

Sincerely,

/s/ Ezra Dabah
Ezra Dabah
Chief Executive Officer